UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: 5

Name of Issuer: GenRad, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 372447102

(Date of Event Which Requires Filing of this Statement)

December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 372447102

1. Name of Reporting Person

I.R.S. Identification No. of Above Person

Munn, Bernhard & Associates, Inc.

Tax ID: 13-3139625

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

None

6. Shared Voting Power:

None

7. Sole Dispositive Power:

None

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,415,735

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IA

CUSIP Number: 372447102

1. Name of Reporting Person

Thomas N. Barr

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

6,100

6. Shared Voting Power:

None

7. Sole Dispositive Power:

6,100

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,421,835

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

CUSIP Number: 372447102

1. Name of Reporting Person

Robert A. Bernhard

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

34,100

6. Shared Voting Power:

None

7. Sole Dispositive Power:

None

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,415,735

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

CUSIP Number: 372447102

1. Name of Reporting Person

Robert A. Geddes

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

17,500

6. Shared Voting Power:

None

7. Sole Dispositive Power:

17,500

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,433,235

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

CUSIP Number: 372447102

1. Name of Reporting Person

P. Benjamin Grosscup

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

10,000

6. Shared Voting Power:

None

7. Sole Dispositive Power:

10,000

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,425,735

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

1. Name of Reporting Person

Henry J. Langworthy

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

9,000

6. Shared Voting Power:

None

7. Sole Dispositive Power:

8,500

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,424,235

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

CUSIP Number: 372447102

1. Name of Reporting Person

Christine J. Munn

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

2,600

6. Shared Voting Power:

None

7. Sole Dispositive Power:

2,600

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,418,335

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

1. Name of Reporting Person

Orson D. Munn

2. Check the Appropriate Box if a Member of a Group

a.

b. X

3. SEC Use Only

4. Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:

44,000

6. Shared Voting Power:

None

7. Sole Dispositive Power:

None

8. Shared Dispositive Power:

1,415,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,415,735

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

4.8%

12. Type of Reporting Person

IN

Item 1 (a) Name of Issuer:

GenRad, Inc.

(b) Address of Issuer's Principal Executive Offices:

7 Technology Park Drive

Westford, MA 01886-0033

Item 2 (a) Name of Person Filing:

Munn, Bernhard & Associates, Inc.

and Orson D. Munn, Robert A. Bernhard, Robert A. Geddes, Henry J. Langworthy, Thomas N. Barr, P. Benjamin Grosscup, and Christine J. Munn.

(b) Address of Principal Business Office:

6 East 43rd Street

New York, New York 10017

(c) Citizenship:

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

372447102

Item 3. The person filing is:

An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4. Ownership:

The information in rows 5 through 9 and 11 on each cover page of this Schedule 13G is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

The reporting person has ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Accounts managed on a discretionary basis by Munn, Bernhard & Associates, Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No such account holds more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

N/A

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of the Group:

N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Munn, Bernhard & Associates, Inc.

By: /s/ Gerald Rosenberg

_______________________

Name: Gerald Rosenberg

Title: Vice President

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ Thomas N. Barr

_______________________

Thomas N. Barr,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ Robert A. Bernhard

________________________

Robert A. Bernhard,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ Robert A. Geddes

________________________

Robert A. Geddes,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ P. Benjamin Grosscup

________________________

P. Benjamin Grosscup,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ Henry J. Langworthy

________________________

Henry J. Langworthy,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information regarding me set forth in this statement is true, complete and correct.

/s/ Christine J. Munn

________________________

Christine J. Munn,

as an individual

2/8/00

____________________

Date

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above on the cover page of this Schedule 13G applicable to me were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Orson D. Munn

________________________

Orson D. Munn,

as an individual

2/8/00

____________________

Date

Agreement

The undersigned hereby agree pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities and Exchange Act of 1934 that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.

Munn, Bernhard & Associates, Inc.

By: /s/ Gerald Rosenberg /s/ Thomas N. Barr

__________________________ _______________________

Name: Gerald Rosenberg Thomas N. Barr,

Title: Vice President as an individual

/s/ Robert A. Bernhard

________________________

Robert A. Bernhard,

as an individual

/s/ Robert A. Geddes

________________________

Robert A. Geddes,

as an individual

/s/ Benjamin Grosscup

________________________

P. Benjamin Grosscup,

as an individual

/s/ Henry J. Langworthy

________________________

Henry J. Langworthy,

as an individual

/s/ Christine J. Munn

________________________

Christine J. Munn,

as an individual

/s/ Orson D. Munn

________________________

Orson D. Munn,

as an individual

2/8/00

____________________

Date

01811.001 #149127